TRANSGLOBE ENERGY CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS

August 7, 2008

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2008 and 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F can be found in the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) database at www.sec.gov.

Forward-looking Information

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

This document contains the term “cash flow from operations” and “cash flow from continuing operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations and cash flow from continuing operations may not be comparable to similar measures used by other companies.

                 Reconciliation of Cash Flow from Operations and Cash Flow from Continuing Operations

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2008	2007	2008	2007
Cash flow from operating activities	9,573	11,260	25,889	22,789
Changes in non-cash working capital from
continuing operations	8,763	1,621	10,408	2,726
Changes in non-cash working capital from
discontinued operations	149	(67)	61	(691)
Cash flow from operations*	18,485	12,814	36,358	24,824
Less: Cash flow from discontinued operations	1,644	3,741	6,353	7,345

Cash flow from continuing operations*	16,841	9,073	30,005	17,479

*

Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

                Netback
Netback is a non-GAAP measure that represents revenue net of royalties, operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS

GUIDANCE

	Six Months Ended		Twelve Months Ended
	June 30, 2008		December 31, 2008
	Actual	Actual
	total	continuing
	operations	operations	Guidance
Production (Boepd)	7,776	6,803	7,300 – 7,500
Cash flow from operation ($millions)	36.4	30.0	68.0 – 70.0
Capital expenditures ($millions)*	11.9	11.2	38.0

Dated Brent oil prices ($/Bbl)	109.14	102.31	100.00

* Excluding corporate acquisitions.

The production and cash flow in the 2008 guidance includes four months of production from Canadian operations (sold effective April 30, 2008).

We expect capital expenditures for the year to be approximately $38.0 million, a reduction from the original Guidance of $58.6 million. The reduction resulted mainly from the rephasing of projects totaling approximately $11.0 million in Yemen from late 2008 to early 2009 and delay the $4.0 million drilling program in Nuqra (Egypt) to 2009 due to rig availability. The reduction in the budget for the West Gharib concession of approximately $5.0 million is a result of lower costs on our capital projects than originally budgeted. The budgeted work program of 15 wells, 3-D seismic and the enhanced recovery test projects on West Gharib are expected to be completed as planned. In addition to actively pursuing new opportunities, excess cash will be applied to reduce company debt and to the purchase of shares under the normal course issuer bid.

The 2008 Guidance provides information as to management’s expectation for results of operations for 2008. Readers are cautioned that the 2008 Guidance may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly:

Sensitivity	Cash flow from operations
	$millions	Per share
Volume changes
500 Bopd	5.0	0.08
Price changes
Dated Brent oil price - $10/Bbl	2.8	0.05

This guidance contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” included on the first page of the MD&A.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2008		2007
($000s, except per share, price and volume
amounts)	Q-2	Q-1	Q-4	Q-3	Q-2
Total Operations
Average sales volumes (Boepd)	7,706	7,845	6,837	5,227	5,353
Average price ($/Boe)	110.21	84.63	75.83	67.04	63.68
Oil and gas sales	77,283	60,420	47,699	32,240	31,016
Oil and gas sales, net of royalties and other	41,629	35,915	29,343	20,764	20,553

Cash flow from operations*	18,485	17,873	13,944	13,373	12,814
Cash flow from operations per share
- Basic	0.31	0.30	0.23	0.22	0.22
- Diluted	0.31	0.30	0.23	0.22	0.21

Net income (loss)	(5,365)	4,458	(719)	5,198	2,343
Net income (loss) per share
- Basic	(0.09)	0.07	(0.02)	0.09	0.04
- Diluted	(0.09)	0.07	(0.01)	0.08	0.04

Total assets	205,535	249,401	204,219	202,718	125,664

Continuing Operations
Average sales volumes (Bopd)	7,283	6,322	5,333	3,830	3,964
Average price from continuing operations	112.59	90.49	83.14	74.72	69.42
($/Bbl)
Oil and gas sales	74,616	52,064	40,788	26,326	25,041
Oil and gas sales, net of royalties and other	39,541	29,348	23,600	15,793	15,632

Cash flow from continuing operations*	16,841	13,164	9,334	9,257	9,073
Cash flow from continuing operations per
share
- Basic	0.28	0.22	0.16	0.16	0.15
- Diluted	0.28	0.22	0.15	0.15	0.15

Net income (loss)	(11,449)	2,353	(2,319)	4,168	1,417
Net income (loss) per share
- Basic	(0.19)	0.04	(0.04)	0.07	0.02
- Diluted	(0.19)	0.04	(0.04)	0.07	0.02

*

Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Average sales volumes from total operations decreased 2%, on a Boepd basis, in Q2-2008 from Q1-2008 due to the sale of the Canadian operations, offset by increased production from continuing operations. Average sales volumes from continuing operations increased 15%, on a Bopd basis, in Q2-2008 from Q1-2008 due to realizing the full impact of the GHP acquisition in Egypt which added approximately 900 Bopd effective February 5, 2008 and drilling successes on the Hana and Hoshia fields in Egypt.

Cash flow from total operations and continuing operations increased 3% and 28% in Q2-2008 compared with Q1-2008, respectively. The increase in cash flow from total operations is due to an increase in average commodity prices, offset by a small decrease in total volumes, and increased royalty, general and administrative expenses (“G&A”) and operating costs. The increase in cash flow from continuing operations is mainly a result of a 24% increase in average commodity prices and a 15% increase in volumes, offset partially by increased royalty, G&A and operating costs.

Net income from total operations in Q2-2008 was a loss of $5.4 million, representing a $9.8 million decrease from Q1-2008. Net income from total operations in Q2-2008 includes a gain on disposition of the Canadian assets of $4.4 million, net of tax. Net income from continuing operations in Q2-2008 was a loss of $11.4 million, representing a decrease of $13.8 million from Q1–2008. Although revenues, net of royalties, increased by $10.2 million in Q2, this amount was offset by a $16.5 million increase in the derivative loss on commodity contracts and an increase of $1.6 million amortization of transactions costs, resulting from the repayment of the Term Loan.

CORPORATE ACQUISITION

In the first quarter of 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Arab Republic of Egypt (“Egypt”). With the acquisition of GHP, the Company holds a 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

The adjustment date of the acquisition is September 30, 2007, with all changes in working capital to February 5, 2008 (the closing date), including oil production from September 30, 2007 to February 5, 2008, recorded as a purchase price adjustment. Oil produced after February 5, 2008 is recorded as TransGlobe production.

DISCONTINUED OPERATIONS

TransGlobe entered into an agreement with a third party for the sale of its Canadian segment of operations to allow the Company to focus on the development of its Middle East/North Africa assets. The sale closed on April 30, 2008. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

Q2-2008 TO Q2-2007 NET INCOME VARIANCES

	$000s	$Per Share Diluted	% Variance
Q2-2007 net income	2,343	0.04
Cash items
Volume variance	33,563	0.55	1,432
Price variance	16,012	0.26	683
Royalties	(25,667)	(0.42)	(1,095)
Expenses:			-
Operating	(1,455)	(0.02)	(62)
Realized derivative loss	(3,373)	(0.06)	(144)
Cash general and administrative	(1,428)	(0.02)	(61)
Current income taxes	(9,079)	(0.15)	(387)
Realized foreign exchange loss	33	-	1
Interest on long-term debt	(981)	(0.02)	(42)
Settlement of asset retirement obligations	95	-	4
Other income	48	-	2
Cash flow from discontinued operations	2,871	0.05	123
Total cash items variance	10,639	0.17	454
Non-Cash items
Unrealized derivative loss	(16,866)	(0.28)	(720)
Depletion, depreciation and accretion	(1,943)	(0.03)	(83)
Stock-based compensation	(135)	-	(6)
Settlement of asset retirement obligations	(95)	-	(4)
Amortization of deferred financing costs	(1,596)	(0.03)	(68)
Non-cash income from discontinued operations	2,288	0.04	98
Total non-cash items variance	(18,347)	(0.30)	(783)

Q2-2008 net income (loss)	(5,365)	(0.09)	(329)

Net income decreased $7.7 million in Q2-2008 compared with Q2-2007 mainly as a result of a $17.1 million unrealized derivative loss in the quarter ended June 30, 2008.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

			Three Months Ended June 30		Six Months Ended June 30
			2008	2007	2008	2007
Egypt	- Oil sales*	Bopd	3,352	-	2,892	-
Yemen	- Oil sales	Bopd	3,931	3,964	3,911	3,928
Total continuing operations
	- daily sales volumes	Bopd	7,283	3,964	6,803	3,928
Canada	- Oil and liquids sales**	Bopd	87	428	231	423
	- Gas sales**	Mcfpd	2,016	5,767	4,449	5,971
Canada		Boepd	423	1,389	973	1,419
Total Company – daily sales volumes		Boepd	7,706	5,353	7,776	5,347

*	Egypt includes the operating results of GHP for the period February 5, 2008 to June 30, 2008. In that period, production averaged 1,082 Bopd for a year to date average of 874 Bopd.

**	Canada includes the operating results for the period January 1, 2008 to April 30, 2008. In that period, production averaged 1,463 Boepd.

Netback from Continuing Operations

		Consolidated
	Six Months Ended June 30, 2008		Six Months Ended June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	126,680	102.31	45,057	63.37
Royalties and other	57,791	46.68	16,822	23.66
Current taxes	18,806	15.19	4,497	6.32
Operating expenses	8,388	6.77	4,373	6.15

Netback	41,695	33.68	19,365	27.24

		Consolidated
	Three Months Ended June 30, 2008		Three Months Ended June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	74,616	112.59	25,041	69.42
Royalties and other	35,075	52.92	9,409	26.08
Current taxes	11,574	17.46	2,495	6.92
Operating expenses	4,465	6.74	3,009	8.34

Netback	23,502	35.46	10,128	28.08

Segmented Net Operating Results

In Q2-2008, the Company had continuing operations in two geographic areas, segmented into the Arab Republic of Egypt and the Republic of Yemen (“Yemen”), and discontinued operations in Canada. The MD&A for the continuing operations will follow. Please refer to “Operating Results from Discontinued Operations” for the MD&A on the Canadian segment.

Egypt

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	48,610	92.35	-	-
Royalties and other	20,913	39.73	-	-
Current taxes	8,639	16.41	-	-
Operating expenses	2,037	3.87	-	-

Netback	17,021	32.34	-	-

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	30,984	101.58	-	-
Royalties and other	13,352	43.77	-	-
Current taxes	5,515	18.08	-	-
Operating expenses	1,326	4.35	-	-

Netback	10,791	35.38	-	-

The netback for Egypt for Q2-2008 includes average quarterly production of 1,128 Bopd from the GHP acquisition that closed on February 5, 2008 and 2,224 Bopd from the acquisition of Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc. (“Drucker”) that was completed in Q3-2007. The average selling price during that period for this production was $101.58/Bbl, which represents a gravity/quality adjustment of approximately $19.80/Bbl to an average Dated Brent price for the period of $121.38/Bbl.

9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Yemen

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	78,070	109.68	45,057	63.37
Royalties and other	36,878	51.81	16,822	23.66
Current taxes	10,167	14.28	4,497	6.32
Operating expenses	6,351	8.92	4,373	6.15

Netback	24,674	34.67	19,365	27.24

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	43,632	121.97	25,041	69.42
Royalties and other	21,723	60.73	9,409	26.08
Current taxes	6,059	16.94	2,495	6.92
Operating expenses	3,139	8.77	3,009	8.34

Netback	12,711	35.53	10,128	28.08

In Yemen, netback increased 26% and 27% in the three and six month periods ending June 30, 2008, respectively, compared with the same periods of 2007, primarily as a result of oil sales increasing by 74% and 73%, respectively. The increase in sales was mainly due to oil prices growing in the three and six month periods ending June 30, 2008 by 76% and 73%, respectively, over 2007. Sales volumes remained constant in Q2-2008 compared with Q2-2007.

  Royalties and taxes as a percentage of revenue increased to 60% in the first six months of 2008 compared with 47% in 2007. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSAs allow for the recovery of operating and capital costs through a reduction in government take of oil production.

  Operating expenses on a Bbl basis for the three and six months ended June 30, 2008 increased 5% and 45%, respectively, mainly due to declining production in the Tasour field, increased diesel costs and well workovers.

COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in September 2007 to protect the cash flows from the added risk of commodity price exposure following a marked increase in TransGlobe’s debt levels resulting from the Dublin and Drucker acquisitions.

From a corporate perspective, the high commodity prices in the quarter had a significant positive impact on the Company’s revenue. However, these strong prices resulted in realized losses recorded on the derivative commodity contracts closed out during the quarter based on a weighted average Dated Brent oil price of $121.38/Bbl. In addition, the high forward curve prices for Dated Brent oil of $138.86/Bbl at June 30, 2008 resulted in the recording of unrealized losses on the future derivative commodity contracts.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2008	2007	2008	2007
Realized cash loss on commodity contracts	3,373	-	4,877	-
Unrealized loss on remaining commodity
contracts	17,061	195	19,468	154

Total derivative loss on commodity contracts	20,434	195	24,345	154

If the Dated Brent oil price remains at the high levels experienced at the end of Q2-2008, the unrealized loss will be realized over the next two years. However, a 10% decrease in Dated Brent oil prices would result in a $6.1 million reduction in the derivative commodity contract liability, thus reducing the unrealized loss by the same amount. Conversely, a 10% increase in Dated Brent oil prices would increase the unrealized loss on commodity contracts by a further $6.2 million. The following commodity contracts are outstanding at June 30, 2008:

Period	Volume	Type	Dated Brent Pricing
Put-Call
Crude Oil
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

10

MANAGEMENT’S DISCUSSION AND ANALYSIS

The total volumes hedged for the balance of 2008 and the following years are:

	6 Months
	2008	2009	2010
Bbls	146,000	221,000	96,000
Bopd	793	605	263

As a result of the re-evaluation of management’s intent for the derivative commodity contracts, the derivative commodity contracts were classified as both current and long-term liabilities on the Balance Sheet as at June 30, 2008 as there is no intent to early settle these derivative instruments. With $15.0 million of the derivative commodity contracts classified as current liabilities, $11.6 million of the derivative commodity contracts were classified as long-term liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	5,260	3.72	2,924	3.02
Stock-based compensation	766	0.54	585	0.60
Capitalized G&A	(842)	(0.59)	(863)	(0.89)
Overhead recoveries	(47)	(0.03)	(114)	(0.12)

G&A (net)	5,137	3.64	2,532	2.61

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	2,751	3.92	1,453	2.78
Stock-based compensation	452	0.64	317	0.65
Capitalized G&A	(334)	(0.48)	(385)	(0.59)
Overhead recoveries	(4)	(0.01)	(56)	(0.11)

G&A (net)	2,865	4.07	1,329	2.73

In the three and six months ended June 30, 2008, G&A increased 116% and 103%, respectively (49% and 39% increase, respectively, on a sales Bbl basis), compared with the same period in 2007. The G&A per Bbl is higher mainly as a result of the West Gharib acquisitions, a new operated area for the Company, which required higher staffing levels and increased travel costs. Higher professional fees resulting from the acquisitions and increased compliance, as well as one-time charges relating to the disposition of the Canadian operations also contributed to the rise in total G&A costs.

INTEREST ON LONG-TERM DEBT

Interest expense in the three and six months ended June 30, 2008 increased to $2.6 million and $4.3 million, respectively (2007 - $Nil and $Nil, respectively). Interest expense for the three and six months ended June 30, 2008 includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In the three months ended June 30, 2008, the Company expensed $1.6 million of transaction costs associated with the Term Loan, which was repaid in April 2008. The Company had $43.0 million of debt outstanding on June 30, 2008 (June 30, 2007 - $Nil). The long-term debt bears interest at the Eurodollar Rate plus three percent.

DEPLETION AND DEPRECIATION

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	10,921	20.75	3,904	-
Yemen	6,173	8.67	6,268	8.82
Corporate	77	-	71	-

	17,171	13.87	10,243	8.82

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	5,994	19.65	3,892	-
Yemen	3,111	8.70	3,274	9.08
Corporate	40	-	37	-

	9,145	13.80	7,203	9.08

In Egypt, depletion and depreciation (“DD&A”) in the three and six months ended June 30, 2008 increased to $6.0 million and $10.9 million, respectively, due to DD&A charges from the West Gharib acquisitions in Egypt. The DD&A costs in 2007 represent the write-off of dry hole costs. The high DD&A costs per Bbl result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions was based on proved plus probable reserves. This DD&A rate per Bbl will decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Bbl basis for the three and six months ended June 30, 2008 decreased 4% and 2%, respectively, primarily as a result of increased proved reserves.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Egypt, unproven property costs of $9.9 million relating to $7.9 million in Nuqra and $2.0 million in West Gharib were excluded from costs subject to depletion and depreciation. In Yemen, unproven property costs of $6.9 million relating mainly to Block 72, Block 75 and Block 84 were excluded from costs subject to depletion and depreciation.

CAPITAL EXPENDITURES/DISPOSITIONS

	Six Months Ended
	June 30, 2008	June 30, 2007
(000s)	$	$
Egypt	6,513	3,621
Yemen	4,581	10,912
Corporate	84	-
	11,178	14,533
Acquisition	36,602	-

Total	47,780	14,533

In Egypt, the Company drilled two oil wells at Hana, one oil well at each of South Rahmi and Hoshia and a water injection well at Hoshia, in the West Gharib area during the six months ended June 30, 2008. In February 2008, the Company acquired the shares of GHP that holds a 30% working interest in the West Gharib PSC and valued the property, plant and equipment of GHP at $36.6 million. Goodwill of $3.4 million was recorded on this acquisition.

In Yemen, the Company drilled two wells on Block 32, completed construction of a six-inch gas pipeline connecting the Godah production facility to the Tasour Central Production Facility and completed a 3-D seismic program on Block 72 during the six months ended June 30, 2008.

OUTSTANDING SHARE DATA

As at June 30, 2008, the Company had 59,799,839 common shares issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

The following table illustrates TransGlobe’s sources and uses of cash during the six month periods ended June 30, 2008 and 2007:

Sources and Uses of Cash

	Six Months Ended June 30
($000s)	2008	2007
Cash sourced
Cash flow from continuing operations*	30,005	17,479
Increase in long-term debt	40,000	-
Exercise of options	514	333
	70,519	17,812
Cash used
Exploration and development expenditures	11,178	14,533
Acquisition	44,459	-
Repayment of long-term debt	55,000	-
Bank financing costs	1,184	-
Options surrendered for cash payments	256	-
Purchase of common shares	-	471
Other	21	(129)
	112,098	14,875
Net cash from continuing operations	(41,579)	2,937
Net cash from discontinued operations	53,647	3,088
Changes in non-cash working capital	(13,124)	(6,005)
Increase (decrease) in cash and cash equivalents	(1,056)	20
Cash and cash equivalents – beginning of period	12,729	8,836

Cash and cash equivalents – end of period	11,673	8,856

*	Cash flow from continuing operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures and the acquisition of GHP in the first six months of 2008 was provided by cash flow from operations, working capital, long-term debt, and the sale of the Canadian oil and gas assets.

Working capital is the amount by which current assets exceed current liabilities. At June 30, 2008 the Company had working capital of $21.3 million (December 31, 2007 - $5.5 million) including discontinued operations. Accounts receivable increased primarily as a result of the GHP acquisition in Q1-2008 and revenue receivable in Egypt. These receivables are not considered to be impaired. Accounts payable increased due to the GHP acquisition and increased drilling activity in Egypt.

During Q2-2008, the Company repaid the $48.0 million Term Loan and $7.0 of the Revolving Credit Agreement. At June 30, 2008, $43.0 million remained drawn against the Revolving Credit Agreement of $50.0 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

($000s)	June 30, 2008	December 31, 2007
Revolving Credit Agreement	43,000	50,000
Term Loan Agreement	-	8,000
	43,000	58,000
Unamortized transaction costs	(803)	(1,315)
	42,197	56,685

Current portion of long-term debt	-	4,727
Long-term debt	42,197	51,958

The Company expects to fund its approved 2008 exploration and development program of $58.6 million ($11.2 million incurred to June 30, 2008) through the use of working capital and cash flow. The use of additional debt or equity financing during 2008 may also be utilized to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

The Company is subject to financial covenants in its revolving credit agreement. The key financial covenants for the quarter are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized hedging losses and stock based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit, and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at June 30, 2008.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	14,456	14,456	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	43,000	-	43,000	-	-
Office and equipment leases	No	834	347	487	-	-
Minimum work commitments[3]	No	12,900	500	5,800	6,600	-

Total		71,190	15,303	49,287	6,600	-

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at June 30, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Pursuant to the PSA for Block 72, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period. The remaining commitment to TransGlobe is $0.5 million. This period has been extended to January 12, 2009 and applies to exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the PSA for Block 75, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only. The sale of the Canadian operations closed April 30, 2008. Q2-2008 figures include one month of operational and financial results. Year-to-date 2008 figures include four months of operational and financial results. Comparative 2007 Q2 and year-to-date figures are for full periods. The Canadian operations and results have been accounted for as discontinued operations.

Net Operating Results

Canada

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	2,189	96.36	2,225	56.29
Gas sales ($ per Mcf)	7,113	8.78	7,396	6.84
NGL sales	1,606	82.73	1,832	49.34
Other sales	115	-	260	-
	11,023	62.25	11,713	45.62
Royalties and other	2,368	13.37	2,144	8.35
Operating expenses	2,302	13.00	2,224	8.66

Netback	6,353	35.88	7,345	28.61

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	557	115.56	1,146	60.56
Gas sales ($ per Mcf)	1,813	9.88	3,654	6.96
NGL sales	243	77.66	1,021	51.12
Other sales	54	-	154	-
	2,667	69.22	5,975	47.28
Royalties and other	579	15.03	1,054	8.34
Operating expenses	436	11.32	1,180	9.34

Netback	1,652	42.88	3,741	29.60

The netback in Canada, on a Boe basis, increased 45% and 25% in the three and six months ended June 30, 2008, respectively compared with the same periods in 2007. This increase is primarily a result of a 46% and 36% increase, respectively, in sales on a Boe basis, which in turn was offset by higher royalty costs, higher operating costs per Boe in Canada, where cost pressures for services continued, and a higher number of workovers.

Depreciation, Depletion and Accretion (“DD&A”)

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe

Canada	2,678	15.12	5,470	21.58

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe

Canada	-	-	2,818	20.60

In Canada, DD&A decreased 30% per Boe to $15.12/Boe in the six months ended June 30, 2008 compared with $21.58/Boe in the same period in 2007. DD&A was not recognized on the Canadian assets after the held-for-sale criterion had been met.

Future Income Taxes

The future income recovery included in net income from discontinued operations for the six months ended June 30, 2008 was $0.08 million (2007 expense of $0.07 million). This cost relates to a non-cash expense for taxes to be paid in the future as Canadian tax pools reverse.

Capital expenditures

	Six Months Ended
($000s)	June 30, 2008	June 30, 2007

Canada	749	5,724

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentations, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Foreign currency translation

In the second quarter of 2008, as a result of the sale of the Canadian oil and natural gas interests, the Company reviewed its foreign currency translation policy for its Canadian operations and determined that such operations are now integrated. The accounts of integrated foreign operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the period-end exchange rates, non-monetary assets and liabilities at the historical rates, and revenues and expenses at the rates for the period, except for the depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses related to the operations are included in net income. Previously, operations in Canada were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expense are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity. This change in practice was adopted prospectively beginning May 1, 2008.

New accounting standards

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its Consolidated Financial Statements.

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING & DISCLOSURE AND PROCEDURES

TransGlobe is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian SOX (“C-Sox”). The 2008 certificate requires that the Company disclose in the interim MD&A any changes in the Company’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting. The Company confirms that no such changes were made to the internal controls over financial reporting during the first six months of 2008.

SUBSEQUENT EVENT

On July 30, 2008, the Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,558,332 common shares under a Normal Course Issuer Bid which commenced August 1, 2008 and will terminate July 31, 2009.

15